Exhibit 99.1

BW LPG Limited – Q4 2024 Financial Report Release and Earnings Presentation on 27 February 2025

Singapore, 13 February 2025

BW LPG Limited (“BW LPG”, the “Company”, OSE ticker code: “BWLPG.OL”, NYSE ticker code: “BWLP”) will release its Q4 2024 Financial Report at approximately 0700hrs CET/ 0100hrs EST/ 2100hrs SGT on 27 February 2025.

In connection with this release, BW LPG will hold an Earnings Presentation with Kristian Sørensen (CEO) and Samantha Xu (CFO). The details are as follows:

Date: Thursday, 27 February 2025

Location and Time

Oslo, Norway (14:00 CET)

New York, USA (08:00 EST)

Singapore, Singapore (21:00 SGT)

The financial results presentation will be held live via Zoom. Please register in advance via the following link: https://bit.ly/BWLPGQ42024

A confirmation email will be sent, with information on how to join the Zoom meeting. A recording of the presentation will also be available after the event on the Company’s website at https://www.investor.bwlpg.com

For further information, please contact:

Kristian Sørensen, CEO

Samantha Xu, CFO

E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world's leading owner and operator of LPG vessels, owning and operating Very Large Gas Carriers (VLGC) with a total carrying capacity of over 4 million CBM. With five decades of operating experience in LPG shipping, experienced employees and an in-house LPG trading division, BW LPG offers an integrated, flexible, and reliable service to customers. More information about BW LPG can be found at www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 450 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, biofuels and water treatment.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.